UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-51465

(Check One): [  ] Form 10-K [  ] Form 20-F [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:    September 30, 2011

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

United American Petroleum Corp.
Full Name of Registrant

Former Name if Applicable
9600 Great Hills Trail, Suite 150W
Address of Principal Executive Office (Street and Number)
Austin, Texas 78759
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate): [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following th e prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Quarterly Report on Form 10-Q for the period ended September 30, 2011, could not be filed without unreasonable effort or expense within the prescribed period because the Registrant’s outside independent auditors require additional time to conclude their review of the Registrant’s financial statements and related statements and allocations for the prior period. The Registrant further represents that the Form 10-Q will be filed by no later than the 5th day following the date on which the Form 10-Q was due.

PART IV – OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification:

   Michael Carey               (512)                      852-7888
  (Name)                       (Area Code)       (Telephone Number)

(2)
Have all other periodic reports required  under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).[X] Yes [  ]No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNITED AMERICAN PETROLEUM CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2011	By:	/s/ Michael Carey
Michael Carey
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).